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AMENDMENT NO. 6

24-10028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 1-A (a)

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

AGRARIA, LLC
(Exact name of issuer as specified in its charter)

North Dakota
(State or other jurisdiction of incorporation or organization)

Mark Watne, 1415 12th Avenue SE, PO Box 2136, Jamestown, ND 58402-2136 (701)252- 2340
(Address, including zip code, and telephone number, including area code, of agent for service)

*The address and telephone number for the principal executive office is the same as the address and telephone number for the agent office set forth above.

5812	04-3694116
(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent Amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

INDEX TO EXHIBITS

Exhibit	Description
1	Articles of Organization
2	Member Control Agreement
3	Subscription Agreement
4	Escrow Agreement
5	Opinion Of Legal Counsel
6	"Test The Waters" Material
7	Tax Opinion
8	Letter agreement dated June 14, 2002, to Amy Phillips from Mark Watne, as Executive Secretary of Ultimate Value Added Cooperative

IMPOUNDMENT AGREEMENT

NORTH DAKOTA SECURITIES COMMISSIONER
SFN 51951 (3-99)
FORM S-9

Securities Commissioner
600 E Boulevard Ave Dept 414
Bismarck ND 58505-0510
(701) 328-2910

THE IMPOUNDING OF THE PROCEEDS FROM THE SALE OF A SECURITY PURSUANT TO CHAPTER 10-04 OF THE NORTH DAKOTA CENTURY CODE

THIS IMPOUNDMENT AGREEMENT made and entered into this 14 day of February, 2003, by and between AGRARIA, LLC located at Jamestown, North Dakota (hereinafter called the Issuer), and the BANK OF NORTH DAKOTA, a financial institution with principal offices in Bismarck, North Dakota, (hereinafter called the Impoundment Agent).
WITNESS THAT:

WHEREAS, said Issuer proposes to issue Membership Units at a price of $100 per unit; and

WHEREAS, as a condition of such offering, the North Dakota Securities Commissioner (hereinafter called the Commissioner) requires that the Issuer provide for the Impoundment of all subscription proceeds for Membership Units until the minimum number of units (12,000) have been subscribed for and any necessary debt financing obtained; and

WHEREAS, the Issuer and the Impoundment Agent desire to enter into an agreement with respect to the said impoundment of proceeds;

NOW, THEREFORE, in consideration of the premises and agreements set forth herein, the parties agree as follows:

1. All proceeds received from the sale of the securities subject to this Impoundment Agreement and copies of accompanying subscription agreements shall be promptly delivered to the Impoundment Agent for deposit in an escrow account. During the term of this Impoundment Agreement, the Issuer shall cause all checks received by it, in payment of such securities, to be payable to the Impoundment Agent. The proceeds received for the Membership Units will be deposited in the escrow account.

2. The Issuer shall furnish the Impoundment Agent simultaneously with each deposit the names, addresses, and respective amounts paid by each subscriber whose funds comprise each deposit. The Impoundment Agent shall issue a report to the Issuer upon the close of each three-month period commencing with the date of the Impoundment Agreement, showing the total amount on deposit in the escrow account at the end of each such period.

3. The Impoundment Agent shall accept said deposits upon the terms set forth herein and shall treat the funds so deposited as funds in escrow. All proceeds so deposited shall remain the property of the subscribers and shall not be subject to any liens or charges by the Impoundment Agent of judgments or creditors' claims against the Issuer until released to the Issuer as hereinafter provided.

4. The impoundment period shall begin on the date of the offering circular and shall terminate on the earliest of the following dates:

   a. When subscriptions for at least 12,000 Membership Units ($1,200,000) have been paid and a commitment for any necessary debt financing obtained. The total capital (equity and debt) for the project has been determined to be $3.0 million; accordingly, if the Company raises the minimum equity proceeds under this offering ($1.2 million), it would need a commitment for debt financing of $1.8 million. The debt financing amount necessary will decrease dollar for dollar as equity proceeds exceed $1.2 million up to the maximum offering amount of $3.0 million; for example, if subscription proceeds equal $1.5 million, necessary debt financing would be $1.5 million. A copy of the lender commitment letter along with a letter signed by the President of the Issuer's Board of Governors stating that the debt financing is sufficient for the Company's initial capitalization needs shall be sent to the Commissioner and Impoundment Agent. In the event that the minimum units(12,000) have not been subscribed to and a commitment for necessary debt financing received by the offering's Termination Date (as defined in the Offering Circular), the impoundment shall terminate and all subscription proceeds shall be promptly returned as provided herein.
   b. The Commissioner has by order or regulation suspended or revoked the registration; or
   c. The offering's Termination Date (as defined in the offering circular) if both of the following conditions have not been satisfied as of that date: (i) subscriptions for at least 12,000 Membership Units ($1,200,000) have been received; and (ii) a lender commitment for necessary debt financing (as discussed in Paragraph 4(a) above) has been obtained.

5. Whenever the impoundment period, as defined above, shall terminate, the Impoundment Agent will promptly give written notice to the Commissioner of:

   a. The amount on deposit in the escrow account; and
   b. The name and address of each subscriber and amount paid by each subscriber.

   Upon receipt of written notice from the Impoundment Agent that the conditions specified in Paragraph 4(a) have been satisfied, the Commissioner may, in her discretion order the Impoundment Agent to pay over all impounded funds to the Issuer.

   If the conditions for releasing the funds have not been satisfied by the Termination Date, the Impoundment Agent shall promptly refund to each subscriber at the address appearing on the list of subscribers, all sums paid by him or her pursuant to his or her subscription and notify the Commissioner in writing of such refund.

6. The Impoundment Agent agrees that it will not charge a fee for its services under this agreement.

7. The Commissioner may, at any time, inspect the records of the Impoundment Agent, insofar as they relate to this Impoundment Agreement, for the purpose of determining compliance with and conformance to the provisions of the Impoundment Agreement.

8. The Impoundment Agent may invest the funds from time to time upon the direction of the Issuer in a savings account or certificates of deposit.

9. Until the terms of this agreement have been met and the funds hereunder released to the Issuer, the Issuer may not issue any certificates or other evidences of ownership of the securities, except subscription agreements.

THE ISSUER AND IMPOUNDMENT AGENT HAVE ENTERED INTO THIS IMPOUNDMENT AGREEMENT ON THE DAY, MONTH AND YEAR ABOVE WRITTEN.

ISSUER:	
BY: Blaine Lendgren	TITLE: President
IMPOUNDMENT AGENT:	
BY: [signature]	TITLE: SVP & Cashier

Accepted for filing:

SECURITIES COMMISSIONER: [signature]	Date: 2/14/03

F:\Users\SLB\Agraria, LLC\Impoundment Agreement (Jan 27 2003)

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jamestown, State of North Dakota, on February 19, 2003.

Issuer: Agraria, LLC

By: Blaine Lundgren

Blaine Lundgren, President

This Offering Statement has been signed by the following governors, representing a majority of the Board of Governors:

Blaine Lundgren
Richard Schlosser
Brad Weber
David Heinrich
Lisa Swanson Faleide
Charles Linderman
Terry Ulrich

The signatures of said governors are set forth in the attached signature pages.

The company does not currently have any employees, including a Chief Executive Officer, or Chief Financial Officer.

Signature Page to
AGRARIA, LLC FORM 1-A

Blaine Lundgren

Blaine Lundgren, Governor

Date: February 19, 2003

Signature Page to
AGRARIA, LLC FORM 1-A

Blaine Lundgren
Blaine Lundgren, Governor

Date: Feb. 19, 2003

Signature Page to
AGRARIA, LLC FORM 1-A

Lisa Swanson Faleide Date: Feb. 19,2003

Lisa Swanson Faleide, Governor

Signature Page to
AGRARIA, LLC FORM 1-A

[signature]

Richard Schlosser, Governor

Date: Feb. 19, 2003

Signature Page to
AGRARIA, LLC FORM 1-A

Charles Linderman

Charles Linderman, Governor

Date: Feb. 19, 2003

Signature Page to
AGRARIA, LLC FORM 1-A

Brad Weber
Brad Weber, Governor

Date: Feb. 19, 2003

Signature Page to
AGRARIA, LLC FORM 1-A

______________________________ Date: Feb. 19, 2003
Terry Ulrich, Governor

Signature Page to
AGRARIA, LLC FORM 1-A

David Heinrich (signature)

David Heinrich, Governor

Date: 2-19-03